Exhibit 12.1
TriMas Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars In Thousands)

	For The Years Ended December 31
	2011	2010	2009	2008	2007
Earnings (Loss) Before Income Taxes and Fixed Charges:
Income (loss) from continuing operations before income taxes	79,740	56,430	20,620	(108,300)	(180,400)
Fixed charges	54,680	56,710	61,160	60,810	81,050
Earnings (loss) before income taxes and fixed charges	134,420	113,140	81,780	(47,490)	(99,350)
Fixed Charges:
Interest expense	48,450	51,830	56,500	55,880	75,750
Estimated interest factor for rentals	6,230	4,880	4,660	4,930	5,300
Fixed charges	54,680	56,710	61,160	60,810	81,050
Ratio of earnings to fixed charges	2.5	2.0	1.3	n/a (1)	n/a (1)
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(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges include interest expense, including amortization of deferred financing costs and debt extinguishment costs, and the portion of operating rental expense which management believes is representative of the interest component of rent expense (assumed to be 33%). For the years ended December 31, 2008 and 2007, additional earnings of $108.3 million and $180.4 million, respectively, would have been required to make the ratio 1.0x.